U.S. SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D

☐ Form N-CEN	☐ Form N-CSR

For period ended: December 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Gold Resource Corporation

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

7900 E. Union Ave, Suite 320

City, State and Zip Code:

Denver, Colorado 80237

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

Gold Resources Corporation (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2024 (the “Annual Report”) by the March 31, 2025 deadline for non-accelerated filers.

As previously disclosed in the Company’s Current Report on Form 8-K filed on March 20, 2025 (the “Restatement 8-K”), during the preparation of the Annual Report, management of the Company identified that certain liabilities were incorrectly presented in the Company’s financial statements due to errors in the application of U.S. generally accepted accounting principles. As a result of the foregoing, the Company requires additional time to complete the restatement of the following financial statements, including related disclosure, for its Annual Report: (i) its interim unaudited condensed consolidated financial statements for the periods ended March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024, June 30, 2024 and September 30, 2024 and (ii) its consolidated financial statements for the year ended December 31, 2023.

The Company expects that the Annual Report will be filed as soon as practicable and prior to the fifteenth calendar day following the March 31, 2025 deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Allen Palmiere	(303)	320-7708
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of December 31, 2023, the estimated impact of the restatements of the Company’s consolidated balance sheet is expected to increase the Company’s gold and silver stream agreements liability (the “streaming liability”) by approximately $16 million and increase the accumulated deficit by $16 million. For the year ended December 31, 2023, the restatement is expected to impact the Company’s consolidated statement of operation by increasing other expense, net by approximately $9 million. These restatements do not affect the Company’s previously reported cash and cash equivalents balances.

The above-mentioned restatements are due to errors in the application of U.S. generally accepted accounting principles related to the streaming liabilities and in the calculation of interest and repayments in the Company’s model of the streaming liabilities. The models used to calculate the streaming liabilities were developed during the acquisition of Aquila Resources Inc. and have been used until the present. It was determined that the streaming liabilities should be accounted for under the financial accounting standards board’s accounting standards codification 606, Revenue Recognition, and that a significant financing component is present that should be accreted using the effective interest method. The resulting errors understated the streaming liabilities and net loss for all the impacted periods noted below. The Company expects to disclose in its Annual Report the restated unaudited financials for such periods as follows:

●	The Company’s interim unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and March 31, 2023 that were included in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024: The estimated impact of the restatements of the Company’s consolidated balance sheet is expected to increase the streaming liability as of March 31, 2024 and March 31, 2023 by approximately $18 million and $10 million, respectively, and increase the accumulated deficit by $18 million and $10 million. The restatement is also expected to impact the Company’s consolidated statement of operation for the three months ended March 31, 2024 and March 31, 2023, by increasing other expense, net by approximately $1 million and $2 million, respectively.

●	The Company’s interim unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and June 30, 2023 that were included in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2024: The estimated impact of the restatements of the Company’s consolidated balance sheet is expected to increase the streaming liability as of June 30, 2024 and June 30, 2023 by approximately $17 million and $12 million, respectively, and increase the accumulated deficit by $17 million and $12 million. The restatement is also expected to impact the Company’s consolidated statement of operation for the six months ended June 30, 2024 and June 30, 2023, by increasing other expense, net by $1 million and $4 million, respectively.

●	The Company’s interim unaudited condensed consolidated financial statements for the nine months ended September 30, 2024 and September 30, 2023 that were included in the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2024: The estimated impact of the restatements of the Company’s consolidated balance sheet is expected to increase the streaming liability as of September 30, 2024 and September 30, 2023 by $20 million and $14 million, respectively, and increase the accumulated deficit by $20 million and $14 million. The restatement is also expected to impact the Company’s consolidated statement of operation for the nine months ended September 30, 2024 and September 30, 2023, by increasing other expense, net by $3 million and $6 million, respectively.

In the restated presentation, the Company expects to also record previously uncorrected misstatements that have been previously determined to be immaterial to the financial statements in the prior periods. The Company expects to report material weakness in its internal control over financial reporting as of December 31, 2024.

Cautionary Statement Concerning Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. Such forward-looking statements may be identified by the use of words and phrases or variations of such words and phrases or statements such as “plan,” “target,” “anticipate,” “believe,” “estimate,” “intend,” “expect” and similar expressions. Forward-looking statements within this Form 12b-25 include, without limitation, statements regarding the anticipated timing of the filing of the Annual Report and the scope of the anticipated restatement of previously issued financial statements. All forward-looking statements herein are based upon information available to Gold Resource Corporation as of the date of this document, and the Company assumes no obligation to update any such forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. The Company’s actual results could differ materially from those discussed herein. Forward-looking statements are subject to risks and uncertainties, including the failure of the Company to file the Annual Report prior to the fifteenth calendar day following the March 31, 2025 deadline. Additional risks related to the Company may be found in the periodic and current reports filed with the Securities and Exchange Commission (the “SEC”) by the Company, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, which are available on the SEC’s website at www.sec.gov.

Gold Resource Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By:	/s/ Allen Palmiere
Allen Palmiere
President and Chief Executive Officer